ING Life Insurance and Annuity Company
and its
Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

Supplement dated June 14, 2010, to the Contract Prospectus and Contract Prospectus Summary each dated April 30, 2010, as amended.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

1. **Effective June 1, 2010**, the name of the subadviser for the ING Van Kampen Comstock Portfolio, ING Van Kampen Equity and Income Portfolio and ING Van Kampen Growth and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc.

2. **Effective June 1, 2010**, the information for the funds referenced above appearing in the Contract Prospectus under Appendix IV – Fund Descriptions and in the Contract Prospectus Summary under Appendix V – Fund Descriptions is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Partners, Inc. – ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.